UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 28, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11084

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kohl’s Department Stores, Inc.

Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kohl’s Corporation

N56 W17000 Ridgewood Drive

Menomonee Falls, WI 53051

REQUIRED INFORMATION

1.	NOT APPLICABLE

2.	NOT APPLICABLE

3.	NOT APPLICABLE

4.	The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Prior Year Independent Registered Public Accounting Firm

Report of Independent Auditors

To The Plan Administrator

Kohl’s Department Stores, Inc. Savings Plan

We have audited the accompanying statement of assets available for benefits of Kohl’s Department Stores, Inc. Savings Plan as of January 28, 2006 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of January 28, 2006 and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Kohl’s Department Stores, Inc. Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VIRCHOW KRAUSE & COMPANY, LLP

Milwaukee, Wisconsin

July 6, 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator

Kohl’s Department Stores, Inc. Savings Plan

We have audited the accompanying statement of assets available for benefits of Kohl’s Department Stores, Inc. Savings Plan as of January 29, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the assets available for benefits of the Plan at January 29, 2005, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Milwaukee, Wisconsin

July 15, 2005

Kohl’s Department Stores, Inc.

Savings Plan

Statements of Assets Available for Benefits

	January 28, 2006	January 29, 2005
Cash	$69,841	$2,368
Investments, at fair value	303,108,549	252,456,338

Receivables:
Company contribution	11,014,405	9,755,329
Participants’ contributions	336,726	305,005

Total receivables	11,351,131	10,060,334

Assets available for benefits	$314,529,521	$262,519,040

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc.

Savings Plan

Statement of Changes in Assets Available for Benefits

Year Ended January 28, 2006

Additions:
Net realized and unrealized appreciation in fair value of investments	$20,535,891
Interest and dividend income	7,689,262

Net investment income	28,225,153

Contributions:
Company	14,836,268
Participants	30,653,139
Rollovers	3,445,422

Total contributions	48,934,829

Total additions	77,159,982

Deductions:
Benefit and withdrawal payments	25,149,501

Net increase in assets available for benefits	52,010,481
Assets available for benefits at beginning of year	262,519,040

Assets available for benefits at end of year	$314,529,521

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements

January 28, 2006 and January 29, 2005

1. Description of Plan

The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is a defined-contribution plan covering all employees of Kohl’s Department Stores, Inc. (the “Company”), a wholly owned subsidiary of Kohl’s Corporation, with greater than 1,000 hours of service in any calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the “Savings Plan Handbook” for a description of the Plan.

2. Summary of Significant Accounting Policies

Valuation of Investments

The common trust fund is valued at fair value based on the redemption prices established by Putnam Investments. Investments in Kohl’s Corporation common stock and mutual funds are valued at fair value as established by quoted market prices. Participant notes receivable are stated at the unpaid principal balance, which approximates fair value.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s 20 investment alternatives. Participant contributions in Kohl’s Corporation common stock are limited to 25% of a participant’s total contribution amount.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan and are made in cash. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements

January 28, 2006 and January 29, 2005

2. Summary of Significant Accounting Policies (continued)

Plan Year

The Plan’s fiscal year ends on the Saturday closest to January 31.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 25% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant’s contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company’s matching contribution is equal to 33 1/3% of each participant’s contribution, up to a maximum of 2% of the participant’s base compensation. The Plan also provides for additional Company contributions based on the discretion of the Company’s Board of Directors.

The Company’s profit-sharing contributions are 100% vested after 5 years of credited service. The Company’s matching contributions for any Plan year beginning on or after February 3, 2002, are 100% vested after 3 years of service. The Company’s matching contributions for any Plan year beginning prior to February 3, 2002, are 100% vested after 5 years of service.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements

January 28, 2006 and January 29, 2005

3. Contributions and Benefit and Withdrawal Payments (continued)

Upon termination, the nonvested portion of any participant account is forfeited and applied to reduce future Company contributions. The cumulative forfeitures relating to nonvested accounts totaled $2,534,296 for the year ended January 28, 2006.

Retired participants’ and total and permanently disabled participants’ vested benefits are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Terminated participants’ and deceased participants’ vested benefits are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account, which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for six months following receipt of a hardship withdrawal.

4. Investments

During the year ended January 28, 2006, the Plan’s investments including investments purchased and sold, as well as held, during the year (depreciated) appreciated in fair value as determined by quoted redemption or market prices as follows:

Net Realized and Unrealized (Depreciation) Appreciation in Fair Value of Investments
Kohl’s Corporation common stock	$(1,253,570)
Common trust funds	3,107,190
Mutual funds	18,682,271

$20,535,891

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements

January 28, 2006 and January 29, 2005

4. Investments (continued)

Investments that represent 5% or more of the Plan’s assets are as follows:

	January 28, 2006	January 29, 2005
American Funds Growth Fund of America	$57,605,450	$366,256
Kohl’s Corporation Common Stock*	45,624,917	47,396,005
Putnam Stable Value Fund*	45,266,318	39,442,742
Dreyfus Premier Balanced Opportunity Fund	34,031,204	34,138,471
Putnam S&P 500 Index Fund*	30,632,547	26,254,221
Europacific Growth Fund	20,477,138	13,360,173
Dodge and Cox Stock Fund	16,307,954	9,399,740
PIMCO Total Return Fund	15,557,237	14,038,761
Putnam Voyager Fund*	—	47,663,603

*	Indicates party in interest to the Plan.

5. Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with the Prime Rate as listed in the Wall Street Journal on the first business day of the month in which the loan is taken. Principal and interest are repaid in substantially equal installments through deductions from each paycheck beginning the first payroll following loan issuance.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements

January 28, 2006 and January 29, 2005

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 17, 2004, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Kohl’s Department Stores, Inc.

Savings Plan

Employer Identification Number 13-3357362

Plan Number 002

Schedule H, Line 4i- Schedule of Assets Held

At End of Year

January 28, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares/Units	Current Value
Mutual Funds:
Laudus Rosenbers US Small Capitalization	549,068.640	$7,417,917
Europacific Growth Fund	472,258.718	20,477,138
Oppenheimer Developing Markets	308,118.259	12,170,671
American Funds Growth Fund of America	1,790,100.984	57,605,450
PIMCO Total Return Fund	1,481,641.587	15,557,237
Dreyfus Premier Balance Opportunity Fund CL	1,763,274.827	34,031,204
Dodge & Cox Stock Fund	113,922.136	16,307,954
Putnam Retirement Ready Maturity Class Y*	8,203.926	468,280
Putnam Retirement Ready 2010 Class Y*	14,760.767	908,230
Putnam Retirement Ready 2015 Class Y*	15,277.306	1,013,802
Putnam Retirement Ready 2020 Class Y*	18,656.483	1,332,073
Putnam Retirement Ready 2025 Class Y*	26,497.515	1,950,482
Putnam Retirement Ready 2030 Class Y*	22,938.900	1,732,116
Putnam Retirement Ready 2035 Class Y*	23,477.780	1,811,076
Putnam Retirement Ready 2040 Class Y*	11,521.130	909,593
Putnam Retirement Ready 2045 Class Y*	8,740.905	694,990
Putnam Retirement Ready 2050 Class Y*	1,199.754	68,386

Common Trust Fund:
Putnam S&P 500 Index Fund*	925,175.077	30,632,547
Putnam Stable Value Fund*	45,266,318.404	45,266,318

Kohl’s Corporation Common Stock*	1,032,237.949	45,624,917

Participant Notes Receivable, interest range from 4% to 9%*		7,128,168

		$303,108,549

*	Indicates party in interest to the Plan